November 10, 2004


Debra Rubano, Esq.
Sidley Austin Brown & Wood LLP
787 Seventh Avenue
New York, New York  10019

Re:	MuniYield Florida Insured Fund
File Nos. 333-119684 and 811-7156

Dear Ms. Rubano:

	On October 12, 2004, you filed a registration statement on Form
N-2 to register auction market preferred shares for the MuniYield Florida Insured Fund (the "Fund"). In a letter dated October 12, 2004, you represented that certain information in the filing is substantially similar to the information contained in earlier registration statements on Form N-2 filed by (1) MuniYield Florida Insured Fund V (File No. 333-81955), which was declared effective by the Commission on August 6, 1999; (2) MuniYield Florida Insured Fund
(File No. 33-53866), which was declared effective by the Commission on November 2, 1992; (3) Muni Intermediate Duration Fund, Inc. (File
No. 333-106904), which was declared effective by the Commission on August 13, 2003; and (4) MuniYield New Jersey Insured Fund, Inc. (File No. 333-117314), which was declared effective on August 20, 2004. Based upon the similarity of the previous filings, you requested expedited limited review of the registration statement. We have limited our review of the filing. Our comments are set forth below. For convenience, we generally organized our comments using the headings and page numbers from the registration statement.


Statement of Additional Information

Investment Advisory and Management Arrangements (Page 28)

      1.	In this section, you state (on page 30) that in
approving
the investment advisory contract the Board considered the Fund`s historical performance compared to certain comparable funds and noted that the Fund`s performance was "comparable to that of other, similarly managed closed-end leveraged single state insured municipal debt funds." Item 18.13 of Form N-2 requires a fund to discuss in reasonable detail the material factors and conclusions which formed the basis of the board`s decision to approve the advisory agreement.
Moreover, the Instruction to Item 18.13 requires that you relate the factors and conclusions to the specific circumstances of the registrant and advisory contract. Please revise your disclosure to provide a reasonably detailed discussion of the comparison of the Fund`s performance with that of similar funds.
General Comments

      2.	Where a comment is made in one location, it is
applicable
to all similar disclosure appearing elsewhere in the registration statements.

	3.	We note that portions of the filings are incomplete.  We
may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

      4.	If you intend to omit certain information from the form
of
prospectuses included with the registration statements that are declared effective in reliance on Rule 430A under the Securities
Act,
please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendments.

      5.	Please advise us if you have submitted or expect to
submit
exemptive applications or no-action requests in connection with your registration statements.

      6.	Responses to this letter should be in the form of pre-
effective amendments filed pursuant to Rule 472 under the Securities
Act. Where no change will be made in the filings in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

	7.	We urge all persons who are responsible for the accuracy
and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Funds and their management are in possession of all facts relating to the Funds` disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the Funds requests acceleration of the effective date of the pending registration statements, they should furnish letters, at the time of such requests, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the
Commission from taking any action with respect to the filings;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Funds from their full responsibility for the adequacy and accuracy of the disclosure in the filings; and
* the Funds may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filings.

     We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

*  *  *  *  *

	Please respond to this letter by filing a pre-effective amendment pursuant to Rule 472 under the Securities Act of 1933 [17
CFR 230.472]. Please respond to all comments. Where no changes will be made in the filing in response to a comment, please state that in a supplemental letter and state the basis for your position.

	If you have any questions prior to filing a pre-effective amendment, please call me at (202) 942-0597.

							Sincerely,


							John M. Ganley
							Senior Counsel

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Debra Rubano, Esq.
November 10, 2004
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